FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2002

AUDIOCODES LTD.
 (Translation of Registrant’s Name into English)

4 Hahoresh Street, Yehud 56470 • ISRAEL
 (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

On October 23, 2002, AudioCodes Ltd. (the “Company”) issued a press release announcing revenues and net loss for the third quarter of 2002, the progress of its share repurchase program, the resignation of Bruce Gellman, President of AudioCodes, Inc., the Company’s wholly owned subsidiary and other recent developments. A copy of this press release is annexed hereto as Exhibit 1.

SIGNATURE
EXHIBIT INDEX

     The following document is attached hereto and incorporated by reference herein:

Exhibit 1.	Press Release, dated October 23, 2002, announcing revenues and net loss for the third quarter of 2002, the progress of the Company’s share repurchase program, the resignation of Bruce Gellman, President of AudioCodes, Inc., the Company’s wholly owned subsidiary and other recent developments.

     The information set forth in the first, second, third and seventh paragraphs, and the first sentence of the eighth paragraph, of, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD. (Registrant)

By:	/s/ SHABTAI ADLERSBERG

Shabtai Adlersberg

Dated: October 24, 2002

EXHIBIT INDEX

Exhibit No.	Description

1	Press Release, dated October 23, 2002, announcing revenues and net loss for the third quarter of 2002, the progress of the Company’s share repurchase program, the resignation of Bruce Gellman, President of AudioCodes, Inc., the Company’s wholly owned subsidiary and other recent developments.

Exhibit 1

Company Contact:	IR Agency Contact:

C.O.O. & C.F.O. Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Thomson Financial Corporate Group Erik Knettel (212) 807 5057 erik.knettel@tfn.com	4 HaHoresh Street, P.O. Box 14 Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Reports Third Quarter Results

     Yehud, Israel — October 23, 2002 - AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the quarter ended September 30, 2002.

     Revenues for the quarter ended September 30, 2002 were $7.2 million compared to $6.7 million for the quarter ended June 30, 2002 and $5.0 million for the quarter ended September 30, 2001. Net loss for the third quarter of 2002 was $3.3 million, or $(0.09) per basic and diluted share, compared to a net loss of $10.8 million, or $(0.27) per basic and diluted share, for the corresponding period last year. Revenues for the nine months ended September 30, 2002 were $19.6 million compared to $30.2 million in the same period in 2001. Net loss for the nine months ended September 30, 2002 was $11.0 million, or $(0.28) per basic and diluted share, compared to net loss of $8.3 million, or $(0.21) per basic and diluted share, in the corresponding period in 2001. The statements of operations for the three and nine month periods ended September 30, 2001 include a charge of $5.3 million for the write-off of inventory and a charge of $1.0 million for bad debt expense.

     Cash, cash equivalents and short-term deposits as of September 30, 2002 were $116.3 million compared to $120.8 million as of June 30, 2002.

     “AudioCodes has now achieved four consecutive quarters of revenue growth and reduction in net loss,” said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. “We are witnessing increased interest in our product offerings as reflected in new design wins this quarter, particularly in our new digital media gateway systems line for the wireline, cable, and wireless markets. We perceive this as a good sign that our sustained investments in R&D and product development throughout this difficult period will bear fruit in coming years and will support the recovery of our sales. While the overall slowdown and lower spending in the carrier space continues to adversely affect our sales in that area, we are seeing better demand for products in the enterprise space and are working to focus our product offering and distribution capabilities in this area. We believe that the trend of closures, terminations and consolidation affecting some of our financially weaker competitors will have a positive impact on our business.”

     Effective July 15, 2002, AudioCodes implemented a wage reduction for all employees, which is expected to result in a decrease in salary expenses of approximately 7% per quarter based on current personnel levels. This reduction in costs is in addition to the ongoing cost reduction programs adopted by AudioCodes’ management. This move enjoyed the full support of employees and has not resulted in the departure of any personnel.

     During the third quarter, the Company announced the completion of a successful interoperability trial of its Mediant™ 2000 Cable Access Gateway at Ericsson. The Company announced a design win during the quarter with Oki Electric for AudioCodes’ gateway modules (TrunkPack® modules). This expands the previous co-operation between the two companies.

     Pursuant to the Company’s share repurchase program previously announced in April 2002, the Company repurchased 887,813 of its ordinary shares during the third quarter of 2002 for an aggregate purchase price of $1.8 million.

     Bruce Gellman, President of AudioCodes Inc., AudioCodes’ wholly owned subsidiary, has left the employ of AudioCodes Inc. effective August 2002, for personal reasons. Shabtai Adlersberg said, “We are grateful to Bruce for his significant contribution to our success and leadership in the market and for establishing and building our sales organization in the United States and wish him good luck in his future endeavors.”

     AudioCodes will conduct a conference call today to discuss the third quarter results, which will be simultaneously web cast at 9:00 A.M. Eastern Daylight Time. Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

     Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes’ has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure. AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes’ international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call

     +1 (408) 577-4088

     Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

     AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2001	2002

		(Unaudited)
	(U.S. dollars in thousands)
ASSETS
CURRENT ASSETS
Cash, cash equivalents and Short-term deposits	$130,070	$116,262
Trade receivables	3,437	2,926
Other receivables and prepaid expenses	1,147	2,316
Inventories	6,536	4,581

Total current assets	141,190	126,085

SEVERANCE PAY FUND	1,772	2,197

FIXED ASSETS, NET	5,004	5,434

INVESTMENTS	450	521

Total assets	$148,416	$134,237

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables	$1,634	$2,278
Other payables and accrued expenses	13,314	11,323

Total current liabilities	14,948	13,601

ACCRUED SEVERANCE PAY	2,213	2,564

Total shareholders’ equity	131,255	118,072

Total liabilities and shareholders’ equity	$148,416	$134,237

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended		Three months ended
	September 30,		September 30,

	2001	2002	2001	2002

	(Unaudited)		(Unaudited)
	(U.S. dollars in thousands, except per share data)
Revenues	$30,196	$19,584	$5,014	$7,208

Cost of revenues	13,492	9,539	2,999	3,362
Write-off excess inventory	5,301	—	5,301	—

Gross profit (loss)	11,403	10,045	(3,286)	3,846
Operating expenses
Research and development	10,377	9,603	3,506	3,151
Sales and marketing	10,451	10,911	3,440	3,629
General and administrative	3,097	2,560	920	844
Bad debt charge	1,000	—	1,000	—

Total operating expenses	24,925	23,074	8,866	7,624

Operating income (loss)	(13,522)	(13,029)	(12,152)	(3,778)
Financial income, net	5,269	2,073	1,404	499

Income before income taxes (loss)	(8,253)	(10,956)	(10,748)	(3,279)
Income taxes	22	—	—	—

Net income (loss)	$(8,275)	$(10,956)	$(10,748)	$(3,279)

Basic and diluted earnings (loss) per share	$(0.21)	$(0.28)	$(0.27)	$(0.09)

Number of shares used in computing basic and diluted earnings per share (in thousands)	39,838	38,770	39,522	38,380